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                             February 1, 2021

       Richard Chisholm
       Chief Executive Officer
       Evo Acquisition Corp.
       10 Stateline Road
       Crystal Bay, Nevada 89402

                                                        Re: Evo Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 20,
2021
                                                            File No. 333-252248

       Dear Mr. Chisholm:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 20, 2021

       Exhibit 23, page II-7

   1. Please revise your registration statement to include a currently dated consent from your independent registered
public accounting firm as provided by Item 601(b)(23)(i) of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Richard Chisholm
Evo Acquisition Corp.
February 1, 2021
Page 2

        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameRichard Chisholm                         Sincerely,
Comapany NameEvo Acquisition Corp.
                                                           Division of
Corporation Finance
February 1, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName